Exhibit 99.1
Shinhan Card’s acquisition of assets and liabilities of Shinhan Capital

On July 24, 2020, the board of directors of Shinhan Card Co., Ltd. (“Shinhan Card”), a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”), has approved a resolution to acquire certain assets relating to the auto and retail finance business and liabilities of Shinhan Capital Co., Ltd. (“Shinhan Capital”), another wholly-owned subsidiary of Shinhan Financial Group. The details of the proposed transaction are as follows:

1.	Method of acquisition: mutually agreed transfer of assets and liabilities

2.

Assets and liabilities to be acquired

- Auto and retail financial assets of Shinhan Capital: approximately KRW 1 trillion
- Liabilities of Shinhan Capital: approximately KRW 730 billion (borrowings from Shinhan Financial Group)

* Shinhan Card to pay as consideration an amount, in cash, equal to the difference between the value of the acquired assets and liabilities

3.

Purpose of acquisition

- To expand each subsidiary’s market presence by re-balancing business portfolio within the Group

* Shinhan Card and Shinhan Capital to take full charge of retail and corporate finance sector, respectively

4.

Other Considerations

- The above proposed transaction is a transaction between two wholly-owned subsidiaries of Shinhan Financial Group.

- The value of the assets to be acquired (approximately KRW 1 trillion) exceeds 10% of Shinhan Card’s annual sales revenue of KRW 3,892.3 billion for the year ended December 31, 2019.

- The terms of the above proposed transaction may be changed depending on negotiations and agreement between Shinhan Card and Shinhan Capital, and Shinhan Financial Group plans to disclose further details in the event there are material changes to the terms.